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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                NTS-PROPERTIES IV
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E209
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800

             (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee

--------------------------------------- ----------------------------------------
PREVIOUSLY PAID
--------------------------------------- ----------------------------------------

|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X| third-party tender offer subject to rule 14d-1.
         |_|      issuer tender offer subject to rule 13e-4.
         |_|      going private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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         This Amendment No. 3 dated July 31, 2002 supplements and amends the
Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2,000 Interests (the "Offer") in NTS-Properties IV, a Kentucky limited partnership and an affiliate of the Offeror (the "Partnership"), at $230 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002 and Amendment No. 2 on July 5, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the third amendment to the Original Statement by including a copy of the notice sent by the Offeror to limited partners dated July 31, 2002 notifying them that the expiration date of the Offer has been extended from August 9, 2002 to September 9, 2002. The notice is included as Exhibit (a)(1)(viii) to this Amendment No. 3.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

         (a)(1)(viii)      Notice to Limited Partners dated July 31, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 31, 2002                  ORIG, LLC, a Kentucky limited liability
                                         company.

                                         By:       /s/ J.D. Nichols
                                                   -----------------------------
                                                   J. D. Nichols, Manager

                                                   /s/ J.D. Nichols
                                         ---------------------------------------
                                                   J. D. Nichols, individually

                                                   /s/ Brian F. Lavin
                                         ---------------------------------------
                                                   Brian F. Lavin, individually


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                                    EXHIBITS

Exhibit
Number            Description
-------           -----------

(a)(1)(viii)      Notice to Limited Partners dated July 31, 2002.